UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

GENOPTIX, INC.

(Name of Subject Company (Issuer))

GO MERGER SUB, INC.

(Offeror)

A Direct Wholly-Owned Subsidiary of

NOVARTIS FINANCE CORPORATION

(Offeror)

An Indirect Wholly-Owned Subsidiary of

NOVARTIS AG

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

37243V100

(CUSIP Number of Class of Securities)

Thomas Werlen
Novartis AG
Lichtstrasse 35
4056 Basel
Switzerland
Tel: +41-61-324-1111

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Mark I. Greene, Esq.

Thomas E. Dunn, Esq.

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019-7475

(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$469,943,500	$54,560.44

(1)

Estimated for purposes of calculating the filing fee only. This amount is determined by multiplying 18,797,740 shares of Genoptix, Inc. common stock (representing the shares of common stock outstanding, in the-money options and shares of common stock subject to restricted stock units, in each case as of January 24, 2011) by $25.00 per share, which is the offer price.

(2)

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010, by multiplying the transaction value by 0.0001161.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: n/a	Filing Party: n/a
	Form of Registration No.: n/a	Date Filed: n/a

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by (i) GO Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Novartis Finance Corporation, a New York corporation (“Parent”) and an indirect wholly-owned subsidiary of Novartis AG, a stock corporation organized under the laws of Switzerland, (ii) Parent and (iii) Novartis AG. This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Genoptix, Inc., a Delaware corporation (the “Company”), at a purchase price of $25.00 per Share net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 28, 2011 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 1.  Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.  Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Genoptix, Inc., a Delaware corporation. The Company’s principal executive offices are located at 1811 Aston Avenue, Carlsbad, California, 92008. The Company’s telephone number at such address is (760) 268-6200.

(b) This Schedule TO relates to the outstanding shares of common stock, par value $0.001 per share, of the Company. The Company has advised Parent that, as of January 24, 2011, 17,692,447 Shares were issued and outstanding. The information set forth in the section of the Offer to Purchase entitled “Introduction” is incorporated herein by reference.

(c) The information set forth in the section of the Offer to Purchase entitled “Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

(a) - (c) This Schedule TO is filed by Novartis AG, Parent and Purchaser. The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Novartis AG, Parent and Purchaser” and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.  Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction”, “Certain Information Concerning Novartis AG, Parent and Purchaser,” “Background of the Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; Plans for the Company” and “The Transaction Agreements” is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Price Range of Shares; Dividends,” “Certain Effects of the Offer,” “Purpose of the Offer; Plans for the Company” and “The Transaction Agreements” is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration.

The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

Item 8.  Interest in Securities of the Subject Company.

The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Novartis AG, Parent and Purchaser,” “Purpose of the Offer; Plans for the Company” and “The Transaction Agreements” is incorporated herein by reference.

Item 9.  Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in the section of the Offer to Purchase entitled “Fees and Expenses” is incorporated herein by reference.

Item 10.  Financial Statements.

Not applicable.

Item 11.  Additional Information.

(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Novartis AG, Parent and Purchaser,” “Background of the Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; Plans for the Company” and “The Transaction Agreements” is incorporated herein by reference.

(a)(2) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; Plans for the Company,” “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(3) The information set forth in the sections of the Offer to Purchase entitled “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(4) The information set forth in the sections of the Offer to Purchase entitled “Certain Effects of the Offer,” “Source and Amount of Funds” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(5) The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.  Exhibits.

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase dated January 28, 2011.
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)(A)	Press Release issued by Novartis International AG on January 24, 2011, incorporated herein by reference to the Schedule TO filed by Novartis AG on January 24, 2011.
(a)(5)(B)	Joint Letter to Employees issued by Novartis AG and Genoptix, Inc. on January 24, 2011, incorporated herein by reference to the Schedule TO filed by Novartis AG on January 24, 2011.
(a)(5)(C)	Presentation on January 26, 2011, incorporated herein by reference to the Schedule TO filed by Novartis AG on January 26, 2011.
(a)(5)(D)	Summary Newspaper Advertisement as published in The Wall Street Journal on January 28, 2011.
(b)	Not applicable.
(d)(1)

Agreement and Plan of Merger dated as of January 24, 2011, by and among Novartis Finance Corporation, GO Merger Sub, Inc. and Genoptix, Inc., incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Genoptix, Inc. on January 26, 2011.

(d)(2)

Form of Tender and Support Agreement dated as of January 24, 2011, by and among Novartis Finance Corporation, GO Merger Sub, Inc. and each director and executive officer of Genoptix, Inc., incorporated herein by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Genoptix, Inc. on January 26, 2011.

(g)	Not applicable.
(h)	Not applicable.

Item 13.  Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NOVARTIS AG

By	/s/ Jonathan Symonds
Name:	Jonathan Symonds
Title:	Chief Financial Officer, Novartis Group

By	/s/ Thomas Werlen
Name:	Thomas Werlen
Title:	General Counsel, Novartis Group

NOVARTIS FINANCE CORPORATION

By	/s/ Wayne Merkelson
Name:	Wayne Merkelson
Title:	Vice President and General Counsel

GO MERGER SUB, INC.

By	/s/ Wayne Merkelson
Name:	Wayne Merkelson
Title:	Vice President and Secretary

Signature Page to Schedule TO

Exhibit Index

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase dated January 28, 2011.
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)(A)	Press Release issued by Novartis International AG on January 24, 2011, incorporated herein by reference to the Schedule TO filed by Novartis AG on January 24, 2011.
(a)(5)(B)	Joint Letter to Employees issued by Novartis AG and Genoptix, Inc. on January 24, 2011, incorporated herein by reference to the Schedule TO filed by Novartis AG on January 24, 2011.
(a)(5)(C)	Presentation on January 26, 2011, incorporated herein by reference to the Schedule TO filed by Novartis AG on January 26, 2011.
(a)(5)(D)	Summary Newspaper Advertisement as published in The Wall Street Journal on January 28, 2011.
(b)	Not applicable.
(d)(1)

Agreement and Plan of Merger dated as of January 24, 2011, by and among Novartis Finance Corporation, GO Merger Sub, Inc. and Genoptix, Inc., incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Genoptix, Inc. on January 26, 2011.

(d)(2)

Form of Tender and Support Agreement dated as of January 24, 2011, by and among Novartis Finance Corporation, GO Merger Sub, Inc. and each director and executive officer of Genoptix, Inc., incorporated herein by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Genoptix, Inc. on January 26, 2011.

(g)	Not applicable.
(h)	Not applicable.